UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70584 / October 1, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15431

In the Matter of G-CATS ACQUISITION CORP., GALAGEN, INC., GALENA ACQUISITION CORP., and GARMENT GRAPHICS, INC.	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS OF RESPONDENTS, EXCEPT GALENA ACQUISITION CORP., BY DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on August 20, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and that each has failed to file periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13. Respondents, except Galena Acquisition Corp. (Galena), were served with the OIP by August 24, 2013. See 17 C.F.R. § 201.141(a)(2)(ii). On its most recent filing with the Commission, Galena listed an address in Singapore. Galena has no known registered agent in the United States. The Office of the Secretary sent the OIP to Galena at its Singapore address via International Registered Mail on August 21, 2013. United States Postal Service Tracking does not show delivery of the OIP as of the date of this Order. As of the date of this Order, no Respondent has filed an Answer, which was due within ten days of service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b).

Respondents, except Galena, are in default because they did not answer the OIP, participate in the prehearing conference held on September 24, 2013, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

G-Cats Acquisition Corp. (G-Cats), Central Index Key (CIK) No. 1124875, is a permanently revoked Nevada corporation located in Bismarck, North Dakota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). G-Cats is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $6,600 since its September 7, 2000, inception.

GalaGen, Inc. (GalaGen), CIK No. 889872, is a void Delaware corporation located in Minnetonka, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GalaGen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $1.7 million for the prior nine months. On February 25, 2002, GalaGen filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Minnesota, which was closed on June 30, 2005.

Garment Graphics, Inc. (Garment Graphics), CIK No. 895641, is an inactive Minnesota corporation located in Coon Rapids, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Garment Graphics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of over $470,374 for the prior six months.

Conclusions of Law

Respondents G-Cats, GalaGen, and Garment Graphics have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13, which require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. In addition, they have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

I conclude on these facts that revocation of the registration of each class of the registered securities of G-Cats, GalaGen, and Garment Graphics is both necessary and appropriate for the protection of investors.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of G-Cats Acquisition Corp., GalaGen, Inc., and Garment Graphics, Inc., is hereby REVOKED.

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Brenda P. Murray,
Chief Administrative Law Judge